EX-99.(n)

DGI INVESTMENT TRUST
DGI Balanced Fund
Plan Pursuant to Rule 18f‑3 under
the Investment Company Act of 1940

Effective May 5, 2021

DGI Investment Trust (the “Trust”) may offer different classes of shares of each series of the Trust pursuant to Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “Act”) under the following Plan.
1. The Plan encompasses three classes of shares to the extent offered by the DGI Balanced Fund series of the Trust (the “Fund”). Each class of shares of the Fund will represent interests in the same portfolio of investments of the Fund and be identical in all respects to each other class of that Fund, except as set forth below.
(a) Class P Shares are sold to the public through Individual Retirement Accounts (“IRA”) organized to comply with the Puerto Rico Internal Revenue Code of 2011, as amended (“PR Code”) and the IRA regulations issued thereunder (“IRA Regulations”).  Class P Shares are to be sold at net asset value without a sales charge and are not subject to the payment of any Rule 12b-1 fees.
(b) Class T Shares are sold only to existing shareholders of the Fund only through the reinvestment of Ordinary Dividends as such term is defined in the Fund’s registration statement, and as such definition may be amended from time to time. Class T Shares are to be sold at net asset value without a sales charge and are not subject to the payment of any Rule 12b-1 fees.
(c) Class NT Shares are sold only to existing shareholders of the Fund only through the reinvestment of Capital Gain Dividends as such term is defined in the Fund’s registration statement, and as such definition may be amended from time to time. Class NT Shares are to be sold at net asset value without a sales charge and are not subject to the payment of any Rule 12b-1 fees.
2. Income, realized and unrealized capital gains and losses, and expenses of the Fund shall be allocated to the Fund as a whole.
3. Each class of the Fund shall vote separately with respect to any matter that separately affects that class or as required by applicable law.  The shares of each class have one vote per share and a pro-rata fractional vote for a fraction of a share.
4. The initial adoption of, and all material amendments to, this Plan must be approved by a majority of the Trustees of the Trust, including a majority of the Board members who are not “interested persons” (as defined in the Act) of the Trust.